

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

<u>Via U.S. Mail and Facsimile</u>
Dennis Tan
President and Director
Uranium 308 Corp.
2808 Cowan Circle
Las Vegas, NV 89102

  Re: Uranium 308 Corp.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed April 16, 2010
     Commission File No.: 000-52476

Dear Mr. Tan:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Mark Shannon
        Branch Chief